Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

SHANGHAI, PRC — February 22, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights:

•	Net revenue was RMB368.1 million (US$55.8 million), an increase of 8.7% from the third quarter 2010 and an increase of 33.4% from the fourth quarter 2009.
•
Gross profit was RMB311.2 million (US$47.1 million), an increase of 7.9% from the third quarter 2010 and an increase of 34.4% from the fourth quarter 2009.  Gross profit margin for the fourth quarter 2010 was 84.5%.

•
Net income attributable to the Company’s shareholders was RMB231.3 million (US$35.0 million), an increase of 10.8% from the third quarter 2010 and an increase of 16.9% from the fourth quarter 2009.  The margin of net income attributable to the Company’s shareholders for the fourth quarter 2010 was 62.8%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB1.02 (US$0.15) and RMB0.99 (US$0.15), respectively, compared to basic and diluted earnings per ADS of RMB0.92 and RMB0.89, respectively, for the third quarter 2010, and basic and diluted earnings per ADS of RMB0.87 and RMB0.85, respectively, for the fourth quarter 2009.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB240.8 million (US$36.5 million), an increase of 9.0% from the third quarter 2010 and an increase of 17.7% from the fourth quarter 2009.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 65.4%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB1.06 (US$0.16) and RMB1.03 (US$0.16), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB0.97 and RMB0.95, respectively, for the third quarter 2010, and basic and diluted non-GAAP earnings per ADS of RMB0.90 and RMB0.87, respectively, for the fourth quarter 2009.

•	Active Paying Accounts (“APA”) for online games was 1,693,000, an increase of 13.1% from the third quarter 2010 and an increase of 48.8% from the fourth quarter 2009.
•	Average Revenue Per User (“ARPU”) for online games was RMB215.0, a decrease of 4.3% from the third quarter 2010 and a decrease of 10.6% from the fourth quarter 2009.
•	Average Concurrent Users (“ACU”) for online games was 584,000, an increase of 8.5% from the third quarter 2010 and an increase of 20.3% from the fourth quarter 2009.
•	Peak Concurrent Users (“PCU”) for online games was 1,713,000, an increase of 16.9% from the third quarter 2010 and an increase of 23.2% from the fourth quarter 2009.

FOR IMMEDIATE RELEASE

Fiscal Year 2010 Highlights:

Compared to fiscal year 2009 results,

•	Net revenue increased 2.2% to RMB1,332.8 million (US$201.9 million).
•	Gross profit increased 3.1% to RMB1,133.7 million (US$171.8 million).
•	Net income attributable to the Company’s shareholders decreased 5.6% to RMB811.2 million (US$122.9 million).
•	Basic and diluted net income per ADS decreased 6.1% and 5.4%, respectively, to RMB3.57 (US$0.54) and RMB3.47 (US$0.53), respectively.
•	Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation decreased 5.1 % to RMB844.5 million (US$128.0 million).
•	Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS decreased 5.3% and 5.0%, respectively, to RMB3.72 (US$0.56) and RMB3.61 (US$0.55), respectively.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “In the final quarter of 2010 we continued to build upon our trend of both top- and bottom-line expansion, with our strong performance supported by ongoing growth in our ZT Online Series of games.  In addition, we commenced unlimited closed beta testing for ZT Online 2 in November.  As these games continue to experience a rise in popularity, we are encouraged to see more and more players choosing to partake in in-game spending, thus fostering a healthy and stable revenue base.  Looking back at 2010, we made marked progress on both our ZT Online segmentation strategy and portfolio diversification initiative, and we are now well positioned to continue building momentum as we head into the new year.  We are actively investing in our future growth, both through the localization of our licensed games such as Elsword and Allods Online, and through the development of new internally developed games that we plan to launch in 2011.  As our legacy games continue to attract a growing base of paying players and as ZT Online 2 and other new games come online in the months ahead, we are bullish about our growth prospects in 2011.

“While we are diligently focused on building the broadest and most innovative game portfolio possible, we are also committed to maintaining a lean cost structure and efficient operating platform in order to maximize profitability.  As further evidence of our commitment to delivering returns to our shareholders, we plan to maintain our annual dividend policy and continue to seek appropriate investment opportunities in the online game and internet areas.”

Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results

Net Revenue.  Net revenue for the fourth quarter 2010 was RMB368.1 million (US$55.8 million), representing an 8.7% increase from RMB338.7 million in the third quarter 2010 and a 33.4% increase from RMB276.0 million in the fourth quarter 2009.

FOR IMMEDIATE RELEASE

Net revenue increased 2.2% to RMB1,332.8 million (US$201.9 million) in the fiscal year 2010 from RMB1,303.8 million in 2009.

Revenue from online games in the fourth quarter 2010 totaled RMB353.5 million (US$53.6 million), representing an increase of 8.0% from RMB327.4 million in the third quarter 2010 and a 29.1% increase from RMB273.7 million in the fourth quarter 2009.  Online game net revenue increased sequentially and year-over-year quarterly as the ZT Online Series continued to grow steadily.

ACU for online games in the fourth quarter 2010 was 584,000, representing an 8.5% sequential increase and a 20.3% increase over the fourth quarter 2009.  PCU for online games in the fourth quarter 2010 was 1,713,000, representing a 16.9% sequential increase and a 23.2% increase over the fourth quarter 2009.  ACU and PCU were up on a sequential basis due to increased interest and usage in ZT Online and ZT Online 2.  The year-over-year quarterly increases in ACU and PCU were due to an increased number of gamers within Giant’s newer games, as well as within the ZT Online Series.  ARPU for online games in the fourth quarter 2010 decreased 4.3% sequentially and 10.6% year-over-year quarterly to RMB215.0.  The sequential and year-over-year quarterly declines in ARPU are attributable to the launch of new games aimed at attracting users across a broad range of spending habits.  APA for online games in the fourth quarter 2010 increased 13.1% sequentially and increased 48.8% from the fourth quarter 2009 to 1,693,000.  The sequential increase in APA is attributable to additional users subscribing for paying accounts within the ZT Online Series. The year-over-year quarterly increase in APA is due to additional paying accounts across a variety of our games.

Cost of Services.  Cost of services was RMB56.9 million (US$8.6 million), representing an increase of 13.4% from the third quarter 2010 and a 28.0% increase over the fourth quarter 2009.  The sequential increase in cost of services was primarily due to an increase in business tax as revenue increased and a rise in year-end bonuses for our maintenance and customer service staff.

Cost of services decreased 2.4% to RMB199.1 million (US$30.2 million) for the fiscal year 2010, from RMB204.1 million in 2009.  This decrease was primarily attributable to more stringent cost control in our IDC costs and our other operating expenses.

Gross Profit and Gross Margin.  Gross profit for the fourth quarter 2010 was RMB311.2 million (US$47.1 million), representing a 7.9% sequential increase and a 34.4% year-over-year quarterly increase.  Gross margin for the fourth quarter 2010 was 84.5%, down from 85.2% in the third quarter 2010 and up from 83.9% in the fourth quarter 2009.

Gross profit increased to RMB1,133.7 million (US$171.8 million) for the fiscal year 2010, from RMB1,099.8 million in 2009, driven by the increase in net revenue.  Gross margin for the fiscal year 2010 was 85.1%, compared with 84.3% in 2009.

Operating Expenses. Total operating expenses for the fourth quarter 2010 were RMB168.3 million (US$25.5 million), representing an increase of 78.5% from RMB94.3 million in the third quarter 2010 and a rise of 201.7% from RMB55.8 million in the fourth quarter 2009.  The sequential increase in operating expenses is mainly attributable to a RMB46.5 million impairment loss related to King of Kings III game software, and a RMB19.4 million reduction in government financial incentives compared to the third quarter 2010.

FOR IMMEDIATE RELEASE

For the fiscal year 2010, total operating expenses increased 64.6% to RMB437.7 million (US$66.3 million) from RMB265.9 million in 2009. The increase was mostly due to increased R&D spending, which was used to broaden the Company’s game pipeline, fewer government financial incentives throughout 2010, and several marketing campaigns for new games during 2010.

Research and product development (“R&D”) expenses for the fourth quarter 2010 increased 26.6% sequentially to RMB66.6 million (US$10.1 million) from RMB52.6 million in the third quarter 2010 and 141.8% year-over-year quarterly from RMB27.5 million in the fourth quarter 2009.  The sequential rise in R&D expenses was mainly due to year-end bonuses and the termination of the capitalization of R&D expenses for our recently commercialized games, such as ZT Online 2.  The year-over-year quarterly increase in R&D expenses was mainly due to the increase in staff headcount as additional R&D talent was added for the development of our new game projects.  For the fiscal year 2010, R&D expenses increased 64.1% to RMB186.0 million (US$28.2 million) from RMB113.4 million in 2009 as the R&D department expanded to accommodate additional product development and existing game enhancements.

Sales and marketing (“S&M”) expenses were RMB30.6 million (US$4.6 million) in the fourth quarter 2010, down 18.4% sequentially from RMB37.4 million in the third quarter 2010 and down 12.2% from RMB34.8 million in the fourth quarter 2009.  The decreases in S&M expenses resulted from fewer marketing campaigns surrounding new games during the fourth quarter 2010.  For fiscal year 2010, S&M expenses were RMB143.0 million (US$21.7 million), up 19.6% from RMB119.6 million for fiscal year 2009, as the Company increased its marketing efforts to support new games throughout 2010.

General and administrative expenses (“G&A”) for the fourth quarter 2010 were RMB34.6 million (US$5.2 million), up 2.8% sequentially from RMB33.7 million in the third quarter 2010, and up 4.3% from RMB33.2 million in the fourth quarter 2009.  The sequential and year-over-year quarterly increases were mainly due to year-end bonuses and team-building expenditures.  For fiscal year 2010, G&A expenses decreased 1.6% to RMB119.4 million (US$18.1 million) from RMB121.4 million in fiscal year 2009, as a result of stricter cost controls.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB10.0 million (US$1.5 million) in the fourth quarter 2010.  This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.  The total financial incentive received for fiscal year 2010 decreased to RMB57.4 million from RMB88.5 million in 2009.

Interest Income.  Interest income for the fourth quarter 2010 was RMB37.3 million (US$5.6 million), compared to RMB37.1 million in the third quarter 2010 and RMB30.0 million in the fourth quarter 2009.  Interest income was flat sequentially as market interest rates remained stable, while the year-over-year quarterly increase was caused primarily by the Company’s more efficient treasury management and higher cash balance.

FOR IMMEDIATE RELEASE

For the fiscal year 2010, interest income increased to RMB136.1 million (US$20.6 million) from RMB102.2 million in fiscal year 2009, mainly attributable to the slight increase in market interest rates and more efficient treasury management.

Income Tax.  Income tax expense for the fourth quarter 2010 was RMB25.9 million (US$3.9 million), compared to RMB21.8 million in the third quarter 2010 and RMB15.3 million in the fourth quarter 2009.  Income tax expense for fiscal year 2010 was RMB89.3 million (US$13.5 million), compared to RMB85.1 million for fiscal year 2009.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the fourth quarter 2010 was RMB231.3 million (US$35.0 million), an increase of 10.8% from RMB208.7 million in the third quarter 2010 and a year-over-year quarterly increase of 16.9% from RMB197.8 million.  Net income increased sequentially and on a year-over-year quarterly basis as the Company grew game operations in the fourth quarter 2010 while maintaining prudent spending habits. The margin of net income attributable to the Company’s shareholders was 62.8% for the fourth quarter 2010, compared to 61.6% in the third quarter 2010 and 71.7% in the fourth quarter 2009.

For fiscal year 2010, net income attributable to the Company’s shareholders decreased 5.6% to RMB811.2 million (US$122.9 million), from RMB859.3 million in 2009.  The margin of net income attributable to the Company’s shareholders declined to 60.9% for the fiscal year 2010, as compared to 65.9% in 2009.

Cash, Cash Equivalents and Short-Term Investments.  As of December 31, 2010, Giant’s cash, cash equivalents and short-term investments were RMB6,030.3 million (US$913.7 million), compared to RMB5,753.3 million as of September 30, 2010.  The sequential increase consists of cash generated by the Company’s operating business.

Cash Dividend.  The Company announces a cash dividend of US$0.18 per ADS or ordinary share on its outstanding shares on February 22, 2011.  The ordinary cash dividend is payable on April 8, 2011 (Eastern Time) to shareholders of record at the close of trading on March 18, 2011 (Eastern Time).  The total cash payment will be approximately US$41.5 million.

Business Highlights and Outlook

ZT Online Series — During the fourth quarter 2010, ZT Online celebrated milestones such as Christmas and the sixth anniversary of the incorporation of the Company by introducing new in-game activities and features.  These celebrations included the largest one-on–one PK campaign to date, in-game rewards to attract former players back to the game, new snow maps and fantasy pets for transportation.  For ZT Online Classic Edition, constant optimization of game functions and features such as in-game photo-shows and appearance enhancing rings continued to attract users within the game. Giant released a year-end version of ZT Online Green Edition that introduced new weather and magic systems, Chinese porcelain games, ‘Glory PK Island’ and features that celebrated the sixth anniversary of the Company’s incorporation.

ZT Online 2 — The Company’s new revolutionary flagship game began unlimited closed beta testing in November 2010 and interest from gamers has been strong, approaching 200,000 PCU with minimal marketing efforts.  Giant expects to begin official closed beta testing as well as large scale marketing campaigns in the second quarter 2011.

FOR IMMEDIATE RELEASE

Giant Online — During the fourth quarter 2010, Giant continued to add content to the previous expansion pack, which feature battles in space, and also focused efforts on optimizing daily gameplay.  The Company is currently working on the next expansion pack, which is scheduled to be released in the first half of 2011.

XT Online — New features for XT Online were launched in the beginning of the fourth quarter 2010 and have been well received by gamers.  The Company introduced a series of instance dungeon gameplays and a large scale PK activity, as well as new content, which includes shopping areas, player shops, backpacks, storage and search functions.  Giant also further optimized the log-in interface, background music and existing instance dungeon gameplay.  The Company plans to launch open beta testing for XT Online in 2011.

King of Kings III — The Company launched the second expansion pack for King of Kings III during the fourth quarter 2010.  At the end of the fourth quarter 2010, the Company sold its controlling interest in the game to Company’s joint venture with Huayi Brothers Media Corporation, which now operates King of Kings III.  The gain on the sale is recorded in other income.

The Golden Land — During the fourth quarter 2010, Giant introduced new gameplay such as a fortune telling system that enhance the users’ gameplay experience, along with dungeons that enable gamers to collect fragments to form new weapons.  The Golden Land remained one of the most popular webgames in Taiwan and Japan during the fourth quarter 2010.  A localized Portuguese version is currently undergoing internal testing in Brazil.  The Company has recently signed licensing agreements with operators from Korea and Thailand, with internal testing planned to begin in those markets during the first quarter 2011.

Dragon Soul — In December 2010, the Company released the first expansion pack for Dragon Soul and added a new musician profession.  The Company has signed a licensing agreement with Neonga AG, a German online game company to license Dragon Soul in the USA, Canada, and Europe excluding Russia and Russian speaking countries.

Elsword — Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd. (“KOG”).  The Company conducted limited engineering testing in November 2010 and received positive feedback from gamers.  Another round of engineer testing is planned for the second quarter 2011, with commercial launch in 2011.

Allods Online — Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  Currently, the Company has finished translating the game into Chinese, and is now cooperating with developers to further localize the game.  Based on the feedback received from players during subsequent beta tests, Giant will adjust the game’s content in order to tailor Allods Online to the preference of the Chinese online game market.

FOR IMMEDIATE RELEASE

First Quarter 2011 Guidance— For the first quarter 2011, the Company expects the ZT Online Series of games to continue building on the positive momentum experienced in 2010, with ZT Online 2 gaining increased traction.  As a result, the Company expects continued sequential top-line growth in the first quarter 2011.

Conference Call

Giant’s senior management will host a conference call on February 22, 2011 at 8:00 pm (US Eastern Time) / 5:00 pm (US Pacific Time), which is February 23, 2011 at 9:00 am (Beijing Time) to discuss its fourth quarter and fiscal year 2010 financial results and recent business activity.  The conference call may be accessed by calling +1 800 706 7741 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 617 614 3471 (for callers outside of the US and China) and entering passcode 72627702.

A recording of the conference call will be available starting 11: 00 pm (US Eastern Standard Time) on February 22, 2011, by calling +1 888 286 8010 (for callers in the US) or +1 617 801 6888 (for callers outside the US) and entering passcode 91476785.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.6000, which was the noon buying rate as of December 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods.  Giant computes its non-GAAP financial measures through the application of the consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE
The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	December 31,	September 30,	December 31,	December 31,
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	197,785,812	208,654,381	231,262,204	35,039,729

Share-based compensation	6,710,278	12,283,800	9,514,003	1,441,516

Non-GAAP net income attributable to the Company’s shareholders:	204,496,090	220,938,181	240,776,207	36,481,245

Non-GAAP earnings per share:

Basic	0.90	0.97	1.06	0.16
Diluted	0.87	0.95	1.03	0.16

Weighted average ordinary shares:

Basic	226,732,894	227,392,454	227,693,650	227,693,650
Diluted	233,930,367	233,497,787	233,693,232	233,693,232

	For the year ended
	December 31,	December 31,	December 31,
	2009	2010	2010
	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	859,313,746	811,187,833	122,907,248

Share-based compensation	30,575,390	33,289,216	5,043,821

Non-GAAP net income attributable to the Company’s shareholders:	889,889,136	844,477,049	127,951,069

Non-GAAP earnings per share:

Basic	3.93	3.72	0.56
Diluted	3.80	3.61	0.55

Weighted average ordinary shares:

Basic	226,278,227	227,308,854	227,308,854
Diluted	233,960,556	233,928,400	233,928,400

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments.  Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

FOR IMMEDIATE RELEASE

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, The Golden Land, XT Online, and Dragon Soul.  Giant has several additional online games that it intends to launch, including ZT Online 2, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2010 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the first quarter of 2011, the ability of ZT Online series to attract players and extend its life cycle with the enhancements introduced in the fourth quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, our ability to continue to grow our business and build long-term shareholder value, and the statements related to the amount and timing of expected payment of cash dividends on our ordinary shares.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2009.  Our actual results of operations for the fourth quarter 2010 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 6451 1258 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Senior Associate Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Jason Marshall Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	September 30,	December 31,	December 31,
	2009	2010	2010	2010
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	1,097,155,269	605,049,628	2,776,936,322	420,747,928
Prepayments and other current assets	125,522,286	111,616,927	132,727,408	20,110,213
Accounts receivable	1,623,703	19,328,988	9,800,407	1,484,910
Due from a related party	3,592	-	25,000,000	3,787,879
Inventories	724,055	276,940	433,953	65,751
Deferred tax assets	75,893,065	87,715,173	105,745,171	16,021,996
Short-term investments	3,802,050,000	5,148,286,000	3,253,362,000	492,933,636

Total current assets	5,102,971,970	5,972,273,656	6,304,005,261	955,152,313
Non-current assets:
Property and equipment, net	178,669,982	151,985,957	143,286,303	21,710,046
Intangible assets, net	118,328,290	112,849,847	33,954,716	5,144,654
Due from R&D entity partners	-	11,245,600	10,783,600	1,633,879
Goodwill	6,224,587	6,224,587	22,201,960	3,363,933
Investment in equity investees	-	2,597,350	35,125,945	5,322,113
Long-term investment	-	-	20,495,239	3,105,339
Available-for-sale securities	450,966,634	431,544,605	423,302,661	64,136,767
Held-to-maturity securities	500,000,000	-	-	-
Deferred tax assets	10,840,757	12,305,523	13,145,488	1,991,741
Other assets	84,659,968	102,276,802	101,842,080	15,430,618

Total non-current assets	1,349,690,218	831,030,271	804,137,992	121,839,090

Total assets	6,452,662,188	6,803,303,927	7,108,143,253	1,076,991,403

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	121,037,990	108,370,100	144,436,022	21,884,246
Advances from distributors	89,564,714	88,112,867	75,506,955	11,440,448
Deferred revenue	321,291,085	385,348,531	442,795,002	67,090,152
Unrecognized tax benefit	9,955,138	12,028,576	14,758,798	2,236,182
Tax payable	5,384,702	20,372,954	22,191,957	3,362,418
Deferred tax liability	214,339	471,169	624,770	94,662

Total current liabilities	547,447,968	614,704,197	700,313,504	106,108,108

Non-current liabilities:
Deferred tax liability	420,947	245,109	186,496	28,257

Total non-current liabilities	420,947	245,109	186,496	28,257

Total liabilities	547,868,915	614,949,306	700,500,000	106,136,365

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2009, September 30, 2010 and December 31,2010 respectively; 263,110,626 shares issued and 226,819,007 shares outstanding at December 31, 2009, 263,110,626 shares issued and 227,455,322 shares outstanding at September 30,2010, 263,110,626 shares issued and 228,019,412 shares outstanding at December 31, 2010)	417	417	417	63
Additional paid-in capital	6,036,189,677	6,069,015,652	6,087,534,887	922,353,771
Statutory reserves	43,890,273	43,890,273	43,890,273	6,650,041
Accumulated other comprehensive loss	(212,770,129)	(269,131,517)	(300,504,420)	(45,530,973)
Retained earnings	2,206,666,461	2,507,469,095	2,738,731,300	414,959,288
Treasury stock	(2,176,792,033)	(2,176,792,033)	(2,176,792,033)	(329,816,975)

Total shareholders’ equity	5,897,184,666	6,174,451,887	6,392,860,424	968,615,215

Non controlling interest	7,608,607	13,902,734	14,782,829	2,239,823

Total equity	5,904,793,273	6,188,354,621	6,407,643,253	970,855,038

Total liabilities and equity	6,452,662,188	6,803,303,927	7,108,143,253	1,076,991,403

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended
	December 31	December 31	December 31
	2009	2010	2010
	(RMB)	(RMB)	(US$)
	Audited	Unaudited	Unaudited
Net revenue:
Online game	1,293,018,121	1,289,480,817	195,375,881
Licensing revenue	10,687,252	42,666,674	6,464,648
Other revenue, net	130,074	667,960	101,206

Total net revenue	1,303,835,447	1,332,815,451	201,941,735

Cost of services	(204,069,659)	(199,122,245)	(30,170,037)

Gross profit	1,099,765,788	1,133,693,206	171,771,698

Operating (expenses) income:
Research and product development expenses	(113,354,460)	(186,036,564)	(28,187,358)
Sales and marketing expenses	(119,600,377)	(143,006,150)	(21,667,598)
General and administrative expenses	(121,446,102)	(119,447,008)	(18,098,032)
Government financial incentives	88,460,000	57,386,000	8,694,848
Impairment loss	-	(46,557,669)	(7,054,192)

Total operating expenses	(265,940,939)	(437,661,391)	(66,312,332)

Income from operations	833,824,849	696,031,815	105,459,366

Interest income	102,200,467	136,097,898	20,620,894
Other income, net	14,024,846	65,465,834	9,919,066
Investment loss	(5,970,899)	-

Income before income tax expenses	944,079,263	897,595,547	135,999,326

Income tax expenses	(85,060,010)	(89,322,402)	(13,533,697)
Share of loss of an equity investee	-	(648,107)	(98,198)

Net income	859,019,253	807,625,038	122,367,431

Net loss attributable to non controlling interest	294,493	3,562,795	539,817

Net income attributable to the Company’s shareholders	859,313,746	811,187,833	122,907,248

Other comprehensive loss, net of tax
Foreign currency translation	(12,768,786)	(73,194,240)	(11,090,036)
Reclassification adjustment	(1,813,513)	-	-
Unrealized holding loss	(30,951,002)	(14,540,051)	(2,203,038)

Total other comprehensive loss, net of tax	(45,533,301)	(87,734,291)	(13,293,074)

Comprehensive income	813,780,445	723,453,542	109,614,174

Earnings per share:

Basic	3.80	3.57	0.54
Diluted	3.67	3.47	0.53

Weighted average ordinary shares:

Basic	226,278,227	227,308,854	227,308,854
Diluted	233,960,556	233,928,400	233,928,400

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	December 31	September 30	December 31	December 31
	2009	2010	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	273,743,227	327,368,323	353,532,371	53,565,511
Licensing revenue	2,269,980	11,216,816	14,443,331	2,188,383
Other revenue, net	11,225	82,844	109,240	16,552

Total net revenue	276,024,432	338,667,983	368,084,942	55,770,446

Cost of services	(44,440,785)	(50,195,467)	(56,900,119)	(8,621,230)

Gross profit	231,583,647	288,472,516	311,184,823	47,149,216

Operating (expenses) income:
Research and product development expenses	(27,538,052)	(52,596,816)	(66,581,369)	(10,088,086)
Sales and marketing expenses	(34,802,464)	(37,438,525)	(30,567,270)	(4,631,405)
General and administrative expenses	(33,174,412)	(33,652,902)	(34,588,411)	(5,240,668)
Government financial incentives	39,730,000	29,386,000	10,000,000	1,515,152
Impairment Loss	-	-	(46,557,669)	(7,054,192)

Total operating expenses	(55,784,928)	(94,302,243)	(168,294,719)	(25,499,199)

Income from operations	175,798,719	194,170,274	142,890,104	21,650,017

Interest income	30,069,886	37,127,065	37,268,724	5,646,776
Other income (expense), net	7,200,020	(2,451,391)	77,648,419	11,764,912

Income before income tax expenses	213,068,625	228,845,948	257,807,247	39,061,705

Income tax expense	(15,258,628)	(21,781,031)	(25,867,839)	(3,919,370)
Share of loss of an equity investee	-	(189,911)	(245,457)	(37,190)

Net Income	197,809,997	206,875,006	231,693,951	35,105,145

Net loss(income) attributable to non controlling interest	(24,185)	1,779,376	(431,747)	(65,416)

Net income attributable to the Company’s shareholders	197,785,812	208,654,381	231,262,204	35,039,729

Other comprehensive loss, net of tax
Foreign currency translation	(328,105)	(31,809,525)	(28,166,346)	(4,267,628)
Unrealized holding (loss) gain	(23,997,079)	10,028,594	(3,206,557)	(485,842)

Total other comprehensive loss, net of tax	(24,325,184)	(21,780,931)	(31,372,903)	(4,753,470)

Comprehensive income	173,460,628	186,873,451	199,889,301	30,286,259

Earnings per share:

Basic	0.87	0.92	1.02	0.15
Diluted	0.85	0.89	0.99	0.15

Weighted average ordinary shares:

Basic	226,732,894	227,392,454	227,693,650	227,693,650
Diluted	233,930,367	233,497,787	233,693,232	233,693,232